

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH., D.C. 181 SECTION

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2002**

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from .... to..

Commission file number: ~~[illegible]~~ 333-64346

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Bank of Hampton Roads Defined Contribution 401(k) Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Hampton Roads Bankshares, Inc., 201 Volvo Parkway, Chesapeake, Virginia 23320.

Required Information.

In lieu of Items 1-3 of this Form 11-K, certain financial information regarding the Plan that has been prepared in accordance with the financial reporting requirements of ERISA is attached to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bank of Hampton Roads
Defined Contribution 401(k) Plan
(Name of Plan)

Date May 15, 2003



Jack W. Gibson, Plan Trustee



Cynthia A. Sabol, Plan Trustee



CPAs / Consulting / Financial Advisors / Information Technology

There's power in our numbers.

May 29, 2002

Bank of Hampton Roads
201 Volvo Parkway
Chesapeake, VA 23320

Attention: Mrs. Cynthia Sabol

Enclosed is Form 5500, the Annual Return/Report of Employee Benefit Plan for the Profit Sharing Plan and Trust. This return is for the period ended December 31, 2001 and should be filed along with related schedules.

The **original** should be signed and dated on the line marked "Employer/Plan Sponsor" by Cynthia Sabol, and on the line marked "Plan Administrator" by Cynthia Sabol.

The following checked items are included with this return:

( ) Schedule A: Insurance Information

( ) Schedule B: Actuarial Information

( ) Schedule C: Service Provider Information

( ) Schedule D: DFE/Participating Plan Information

( ) Schedule F: Fringe Benefit Plan Annual Information Return

( ) Schedule G: Financial Transaction Schedules

( ) Schedule H: Financial Information

(X) Schedule I: Financial Information

(X) Schedule P: Annual Return of Fiduciary of Employee Benefit Trust that needs to be signed and dated by Cynthia Sabol as fiduciary.

(X) Schedule R: Retirement Plan Information

(X) Schedule SSA: Annual Registration Statement Identifying Separated Participants with Deferred Vested Benefits (Page 1) needs to be signed and dated by the Plan Administrator

(X) Schedule T: Qualified Pension Plan Coverage Information

The return must be postmarked on or before July 31, 2002. A penalty of up to $1,000 per day may be assessed for late filing.

The return should be mailed in the enclosed envelope to: OR Sent by private carrier (Airborne, FedEx or UPS) to:

PWBA
P.O. Box 7043
Lawrence, KS 66044-7043

PWBA/NCS
ATTN: EFAST
3833 Greenway Drive
Lawrence, KS 66046-1290

It is always advisable to mail tax returns by certified mail with a return receipt requested or sent by private overnight delivery service.

The duplicate of the return stamped "Copy" is provided for your files.

(X) The enclosed Summary Annual Report must be copied and distributed to all plan participants on or before September 30, 2002.

( ) Please increase the required fidelity bond coverage for the plan equal to at least $________ (10% of the value of plan assets). You may refer to Schedule H (large plans), Schedule I (small plans) Part IV, 4(e) or the enclosed insert for further guidance.

Special Instructions: **SEE ATTACHED SHEET WITH IMPORTANT INFORMATION REGARDING YOUR 2001 FORM 5500. PLEASE REMOVE PAPERCLIPS MARKING SIGNATURE PLACES BEFORE FILING**

FILE COPY

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
1210-0089

2001

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning , and ending ,

A This return/report is for:
- (1) [ ] a multiemployer plan;
- (2) [X] a single-employer plan (other than a multiple-employer plan);
- (3) [ ] a multiple-employer plan; or
- (4) [ ] a DFE (specify) ________

B This return/report is:
- (1) [ ] the first return/report filed for the plan;
- (2) [ ] an amended return/report;
- (3) [ ] the final return/report filed for the plan;
- (4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [ ]

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ [ ]

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.) 01/01/1989

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
BANK OF HAMPTON ROADS
201 VOLVO PARKWAY
CHESAPEAKE VA 23320

2b Employer Identification Number (EIN) 54-1408074

2c Sponsor's telephone number 757-436-1000

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Signature of plan administrator	Date	CYNTHIA SABOL Typed or printed name of individual signing as plan administrator
Signature of employer/plan sponsor/DFE	Date	CYNTHIA SABOL Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	92
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	76
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	36
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	112
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	112
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	112
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	15
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	6

8 Benefits provided under the plan (complete **8a** through **8c**, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K 3E

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)

(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor



Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year .... ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [ ] **H** (Financial Information)
- **(2)** [X] **I** (Financial Information -- Small Plan)
- **(3)** [ ] ____ **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [ ] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)

c Fringe Benefit Schedule

- [ ] **F** (Fringe Benefit Plan Annual Information)



SCHEDULE I (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2001
This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 BANK OF HAMPTON ROADS	**D** Employer Identification Number 54-1408074

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	1a	2,256,278	2,255,846
b Total plan liabilities	1b	0	0
c Net plan assets (subtract line 1b from line 1a)	1c	2,256,278	2,255,846
2 Income, Expenses, and Transfers for this Plan Year:		**(a) Amount**	**(b) Total**
a Contributions received or receivable			
(1) Employers	2a(1)	182146	
(2) Participants	2a(2)	166518	
(3) Others (including rollovers)	2a(3)	0	
b Noncash contributions	2b	0	
c Other income	2c	-302008	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		46656
e Benefits paid (including direct rollovers)	2e	47088	
f Corrective distributions (see instructions)	2f	0	
g Certain deemed distributions of participant loans (see instructions)	2g	0	
h Other expenses	2h	0	
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		47088
j Net income (loss) (subtract line 2i from line 2d)	2j		-432
k Transfers to (from) the plan (see instructions)	2k		0

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	



Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		495917
e	Participant loans	3e		X	
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (See instructions)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		2,800,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report. (See instructions for conditions to be eligible for waiver.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ________

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)



SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For trust calendar year 2001 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

JACK GIBSON; CYNTHIA SABOL

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

201 VOLVO PARKWAY

c City or town, state, and ZIP code

CHESAPEAKE VA 23320

2a Name of trust

BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST

b Trust's employer identification number 54-1684803

3 Name of plan if different from name of trust

SAME

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... [X] Yes [ ] No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶ 54-1408074

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ▶ Date ▶



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan
BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
BANK OF HAMPTON ROADS

D Employer Identification Number 54-1408074

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 54-1684803 04-3215605

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☒ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☐ N/A

Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . . ☐ Yes ☐ No

SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

2001

This Form is NOT Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan
BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
BANK OF HAMPTON ROADS

D Employer Identification Number
54-1408074

1a [X] Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b [ ] Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of plan administrator ▶

Phone number of plan administrator ▶ 757-436-1000

Date ▶



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	230457872	CARRIE	L	GUYER	A	A	
A	229353829	JODI		HEINE	A	A	
A	223533255	MAGAN		JENKINS	A	A	
A	228416042	HEATHER		OLIVER	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
			102.72		
			1300.66		
			37.17		
			0.50		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	228085768	SHELILA		PORTER	A	A	
A	428570754	THERESA		WEBER	A	A	
D	291686052	HEATHER		STINE			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
			175.45		
			13362.59		



Official Use Only

SCHEDULE T
(Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan BANK OF HAMPTON ROADS PROFIT SHARING PLAN AND TRUST	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 BANK OF HAMPTON ROADS	**D Employer Identification Number** 54-1408074

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b Employer identification number**

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ **Yes** ☐ **No**

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions – Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2001

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	192
(2) Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	94
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	**c(3)**	98
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	5
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	76
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	5
d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ► NONELECTIVE	**d**	76.3 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401(K)	100.0	
(2)	401(M)		D
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☒ the ratio percentage test **(2)** ☐ average benefit test



SUMMARY ANNUAL REPORT

FOR

Bank of Hampton Roads Profit Sharing Plan and Trust

This is the summary of the annual report for the **Bank of Hampton Roads Profit Sharing Plan and Trust**, EIN **54-1408074**, for **January 1, 2001** through **December 31, 2001**. The annual report has been filed with the **Pension and Welfare Benefits Administration,** as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

Benefits under the plan are provided by **a trust.** Plan expenses were **$47,088** in benefits paid to the participants and beneficiaries. A total of **112** persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was **$2,255,846** as of **December 31, 2001** compared to **$2,256,278** as of **January 1, 2001.** During the plan year the plan experienced **a decrease** in its net assets of **$432.** This **decrease** includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of **$46,656**; including contributions by the employer and employees of **$348,664,** and losses from investments of **$302,008**.

YOUR RIGHTS TO ADDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request.

To obtain a copy of the full annual report, or any part thereof, write or call the office of **Bank of Hampton Roads**, who is the Plan Administrator, **201 Volvo Parkway, Chesapeake, VA 23320, (757) 436-1000**.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at **201 Volvo Parkway, Chesapeake, VA 23320** and at the U.S. Department of Labor in Washington, D.C., or obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.